April 24, 2012

VIA EDGAR

Laura J.Riegel

Senior Counsel

Office of Investment Company Regulation

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Versus Capital Multi-Manager Real Estate Income Fund LLC

and Versus Capital Advisors LLC, File No. 812-13999

Dear Ms. Riegel:

We are writing on behalf of Versus Capital Multi-Manager Real Estate Income Fund LLC and Versus Capital Advisors LLC (“Applicants”) to request the withdrawal of Applicants’ application for an order under Section 6(c) of the Investment Company Act of 1940 for an exemption from Section 15(a) of the Act (the “Application”).  The Application was filed with the Securities and Exchange Commission on January 13, 2012.

Should you have any questions, please call me at (212) 294-2643.

Sincerely,

/s/ Alan S. Hoffman
Alan S. Hoffman

cc:	Dalia Osman Blass, Assistant Director
Mary Kay Frech, Branch Chief
Mark D. Quam, Versus Capital Advisors LLC